FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated November 5, 2020

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

(Address of principal executive offices)

Gustavo Javier Lopez,

Administrative Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 5, 2020
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Administrative Officer and Investor Relations Officer

38

EARNINGS RELEASE 1Q21



01 EARNINGS RELEASE



Quarter ended September 30, 2020

São Paulo, November 4, 2020 – BrasilAgro (B3: AGRO3) (NYSE: LND), the Brazilian leader in acquiring, developing and selling rural properties that offer high potential for price appreciation, announces its consolidated results for the quarter ended September 30, 2020 ("1Q21"). The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS).

1Q21 Webinar

November 5, 2020

Portuguese
(simultaneous translation into English)

2:00 p.m. (Brasília)
12:00 p.m. (New York)

Link:
https://webcastlite.mziq.com/cover.html?webcastId=1f6da737-711a-4495-901f-f763e94bd9c1

Highlights

R$68.2 million
Adjusted EBITDA

Distribution of
R$42.0 million in dividends

R$229.0 million
Net Revenue

20/21 Harvest Estimates:

2.6 million tons
of grains, cotton and sugarcane
Production area of **155.2 thousand hectares**

R$75.7 million
Net Income

PRICE

AGRO3: R$21.81
LND: US$3.80

AGRO3 NOVO MERCADO BM&FBOVESPA

LND LISTED NYSE

CONTACTS

+ 55 (11) 3035 5374
ri@brasil-agro.com

Gustavo Javier Lopez
IRO

Ana Paula Zerbinati Ribeiro Gama
Elisa Cardoso Castelani
Investor Relations

02 MESSAGE FROM MANAGEMENT



We began the 20/21 fiscal year with a Net Income of R$75.7 million and an Adjusted EBITDA of R$68.2 million in 1Q21, reflecting our Net Revenue of R$229.0 million arising from R$6.8 million in farm sales and R$222.2 million in sales of agricultural products.

We remain dedicated in adapting our activities to the challenges imposed by the Covid-19 pandemic, maintaining our priority with the safety and health of our employees, contributing to the containment of Covid-19 and mitigating its effects on our operations. During 1Q21, we also did not identify material losses - for more details, see the Covid-19 section of this earnings release.

For the 2020/2021 harvest year, we estimate to operate an area of 155.2 thousand hectares in Brazil and Paraguay which, even with the sale of 3.2 thousand hectares in 2019, and the termination of lease contracts, has increased 1.3% in relation to the previous harvest year. Therefore, we estimate a production of 345.5 thousand tons of grains and cotton and 1.9 million tons of meat for the 2020/2021 harvest year.

In addition, we have already delivered 1.8 million tons of sugarcane from the 2020 harvest and expect to deliver an additional 439.3 thousand tons by the end of the harvest season, representing a total harvest of 2.2 million tons.

In 2017 we started our operations of São José and Partnership IV Farms, in Maranhão, which presented production yields of 57.0 tons/hectare. On the 2020 sugarcane harvest our productivity is above 85.0 tons/hectare. The sugarcane operations are a great example of our ability to improve and add value to the farms we add to our portfolio.

On October 16, 2020, the Annual Shareholders' Meeting approved the distribution of R$42.0 million as dividends, equivalent to R$0.71 per share, generating a dividend yield of 3.2% and demonstrating our commitment to providing investment returns to our shareholders.

With the purpose of transforming people's future, we launched the BrasilAgro Institute, which was founded to enhance the social actions

carried out by the Company in the communities where it operates. We believe this was another step forward taken on this topic and is one of the most important and pleasurable roles for the Company and its employees, who work voluntarily in supported projects.

We continue to play a leading role in the search for new opportunities for growth and value creation.

03 OPERATING PERFORMANCE

Definitions: 1Q20 and 1Q21 – quarters ended September 30, 2019, and September 30, 2020, respectively | 2019 and 2020 – twelve-month periods ended June 30, 2019, and June 30, 2020, respectively | 2019/2020 Harvest Year – fiscal year started on July 1, 2019, and ended on June 30, 2020 | 2020/2021 Harvest Year – fiscal year started on July 1, 2020, and ended on June 30, 2021.

Covid-19

The Company previously announced measures taken and how it would monitor the issues within the pandemic context. During the first quarter of the 2020/2021 harvest year, we did not identify material losses, and it is important to note that:

- On the date of this earnings release, we had shipped 100% of our Soy volume sold, 84% of our corn and 14% of our cotton, among which only cotton was partially impacted by delays in the chain, with a lower-than-expected percentage but without affecting revenues.

- Also from a logistics view, our inputs have been received on schedule, with more than 50% of purchased inputs having already been delivered without affecting the start of the planting season and the remaining amount is scheduled to be received according to the Company's planting needs in the coming months.

- Sugarcane operations continue without impact as production units did not interrupt their activities and prices remained at good levels, despite the initial volatility.

- In Paraguay, slaughterhouses reopened and we resumed the sale of meat, without setbacks.

BrasilAgro is committed to keeping shareholders and the market in general informed on the evolution of this matter, and any other matter deemed relevant.

Property Portfolio

The Company's property portfolio consists of 266,077 hectares across six Brazilian states and Paraguay.

	FARMS	LOCATION	AQUISITION DATE	PROJECT	TOTAL AREA (ha)	ARABLE AREA (ha)
1	Jatobá Farm	Jaborandi / BA	mar/07	Grains and Pasture	14,930	11,458
2	Alto Taquari Farm	Alto Taquari / MT	aug/07	Sugarcane	5,103	3,503
3	Araucária Farm	Mineiros / GO	apr/07	Sugarcane	5,534	4,051
4	Chaparral Farm	Correntina / BA	nov/07	Grains and Cotton	37,182	26,444
5	Nova Burili Farm	Bonito de Minas / MG	dec/07	Forest	24,212	17,846
6	Preferência Farm	Balanópolis / BA	sep/08	Grains and Pasture	17,799	12,410
7	Partnership II[1]	Ribeiro Gonçalves / PI	nov/13	Grains	7,500	7,500
8	Moroti (Paraguay)	Boquerón	dec/13	Grains and Pasture	59,585	34,673
9	Partnership III[2]	Alto Taquari / MT	may/15	Sugarcane	5,624	5,624
10	Partnership IV[3]	São Raimundo das Mangabeiras / MA	feb/17	Sugarcane	15,000	15,000
11	São José Farm	São Raimundo das Mangabeiras / MA	feb/17	Grains and Sugarcane	17,566	10,137
12	Partnership V[4]	São Félix do Araguaia / MT	aug/18	Grains	17,150	17,150
13	Arrojadinho Farm[5]	Jaborandi / BA	jan/20	Grains	16,642	10,306
14	Rio do Meio Farm[6]	Correntina / BA	jan/20	Grains	12,288	8,501
15	Partnership VII[7]	Baixa Grande do Ribeiro / PI	may/20	Grains	5,473	5,473
16	Serra Grande Farm	Baixa Grande do Ribeiro / PI	may/20	Grains	4,489	2,904
	Total				**266,077**	**192,980**

(1) BrasilAgro entered into an agricultural exploration partnership in the Parceria II Farm for up to 11 harvests, involving up to 10,000 hectares.

(2) BrasilAgro entered into an agricultural exploration partnership in the Parceria III Farm potentially up to March 31, 2026.

(3) BrasilAgro entered into an agricultural exploration partnership in the Parceria IV Farm for 15 years of planting of sugarcane, with option of renewal for another 15 years.

(4) BrasilAgro entered into an agricultural exploration partnership in the Parceria V Farm for up to 10 years.

(5) Previously referred as Partnership VI, the Farm was acquired through the merger of Agrifirma.

(6) Farm acquired through the merger of Agrifirma.

(7) BrasilAgro entered into an agricultural exploration partnership in the Parceria VII Farm for up to 10 years.


Land Ownership
Total area
19%
81%
Ownership Area
Leasing
Arable area
26%
74%
Ownership Area
Leasing
2020/2021 production area
43%
57%
Ownership Area
Leasing

The current mix between own and leased areas of the total production area allows greater flexibility in portfolio management, reducing the volatility of the operating cash flow.

Market Value of the Portfolio

We review the internal market value of our farms annually, and on June 30, 2020, the market value of our portfolio was R$1.9 billion.

In order to estimate the market value of our farms, we considered for each property: (i) its level of development; (ii) soil quality and maturity; and (iii) agricultural aptness and potential.

The market value of our portfolio according to the evaluation made by Deloitte Touche Tohmatsu, a consulting firm hired to conduct a market valuation of our properties, was R$1.5 billion on July 31, 2019 (exluding the valuation of Fazenda Serra Grande, the Company's most recent acquisition).

The table below shows the internal market valuation of the portfolio performed by Deloitte Touche Tohmatsu:

PROPERTY	LOCATION	Area 06/30/2019 (hectares)	Area 06/30/2020 (hectares)	Internal Appraisal (R$ thousand)		Independent Appraisal (R$ thousand)	
				06/30/2019	06/30/2020	06/30/2018	07/31/2019 [1]
Jatobá Farm	Bahia	18,073	14,930	231,646	242,504	376,040	192,612
Alto Taquari Farm	Mato Grosso	5,291	5,103	174,580	194,504	125,910	127,322
Araucária Farm	Goiás	5,534	5,534	163,008	190,276	135,170	141,169
Chaparral Farm	Bahia	37,182	37,182	373,014	417,660	397,500	417,717
Nov a Buriti Farm	Minas Gerais	24,212	24,212	35,822	35,313	23,180	24,167
Preferência Farm	Bahia	17,799	17,799	65,172	68,160	61,510	67,671
São José Farm	Maranhão	17,566	17,566	211,988	247,572	168,260	175,293
Arrojadinho Farm	Bahia	-	16,642	-	88,482	-	84,825
Rio do Meio Farm	Bahia	-	12,288	-	122,687	-	120,791
Serra Grande Farm	Piaui	-	4,489	-	30,273	-	-
Morotí (Paraguay)	Chaco Paraguay	59,585	59,585	216,018	235,270	190,954	191,331
Total		**185,242**	**215,330**	**1,471,248**	**1,872,701**	**1,478,524**	**1,542,898**

[1] Independent Appraisal made in July 2019 due to the merger of Agrifirma.

Agricultural Operations

AREA

The table below shows the breakdown of the estimated area to be cultivated by farm in the 2020/2021 Harvest.

Area in Production by Farm 20/21 Harvest (ha)	Ratoon Cane	Plant Cane	Soybean	Corn	Corn 2nd Crop	Beans	Beans 2nd Crop	Pasture	Cotton	Other	Total
Alto Taquari Farm	1,592	274	1,713		1,439						5,018
Araucária Farm	2,136	50	1,726							500	4,412
Partnership III Farm	4,790	600	665								6,055
São José Farm and Partnership IV Farm	16,300	350	5,960	600	1,100					500	24,810
Jatobá Farm										11,005	11,005
Chaparral Farm			10,763			1,300	303	3,085	1,313	4,608	21,372
Preferência Farm								7,148			7,148
Partnership II Farm			5,850	1,618	500					67	8,035
Partnership V Farm			16,977		13,000		2,000			459	32,436
Arrojadinho Farm[2]			3,485			511	377			511	4,884
Rio do Meio Farm[2]			1,664		299					6,595	8,558
Serra Grande Farm			484								484
Partnership VII Farm			3,632	1,795						566	5,993
Morotí[1] (Paraguay)			6,905	3,072				2,487		2,547	15,011
Total	**24,818**	**1,274**	**59,824**	**7,085**	**16,338**	**1,811**	**2,680**	**12,720**	**1,313**	**27,358**	**155,221**

(1) Previously referred as Partnership VI, the Farm was acquired through the merger of Agrifirma.

(2) The Farm was acquired through the merger of Agrifirma.

Area in Production by product (ha)	19/20 Harvest	20/21 Harvest	20/21 Harvest Participation (%)	Change (%)
Grains	81,905	87,738	56.5%	7.1%
Soybean	54,342	59,824	38.5%	10.1%
Corn and Corn 2nd Crop	24,939	23,423	15.1%	-6.1%
Bean 2nd Crop	2,624	4,491	2.9%	71.2%
Sugarcane	29,169	26,092	16.8%	-10.5%
Pasture	16,806	12,720	8.2%	-24.3%
Cotton	1,713	1,313	0.8%	-23.4%
Other	23,561	27,358	17.6%	16.1%
Total	**153,154**	**155,221**	**100.0%**	**1.3%**

Area in Production by product (ha)	19/20 Harvest	20/21 Harvest	20/21 Harvest Participation (%)	Change (%)
Own Area	81,978	87,892	56.6%	7.2%
Operated by BrasilAgro	60,106	65,668	42.3%	9.3%
Leased to third parties	21,872	22,225	14.3%	1.6%
Leased area	71,176	67,329	43.4%	-5.4%
Total	**153,154**	**155,221**	**100.0%**	**1.3%**

We estimate to increase our total cultivated area by 1.3% in relation to the previous harvest year, despite the decrease of 3.0 thousand hectares of leased areas in which we plant the harvest and 2nd crop, due to the expiration of certain contracts, and despite the delivery of 2.7 thousand arable hectares of areas sold. This increase reflects the incorporation of

transformed areas in Bahia and Paraguay and the migration of sugarcane areas with crops that can be harvested in the harvest year and the 2nd crop season.

Grain planting has already started and, despite the atypical beginning of summer in the central south region of Brazil, our schedule continues to adjust the delay and we are confident with the estimates provided in this release.

PRODUCTION

Grains

Production per product (tons)	19/20 Harvest Realized	20/21 Harvest Estimated	Change (%)
Soybean	160,425	185,663	15.7%
Corn	41,710	48,833	17.1%
Corn - 2nd Crop	106,734	99,856	-6.4%
Beans	-	2,290	n.a.
Beans - 2nd Crop	6,100	3,342	-45.2%
Total	**314,969**	**339,984**	**7.9%**

We expect to increase our grain production by 7.9% in the 2020/2021 harvest, with an increase of 7.1% in hectares due to the price scenario for this harvest year.

Cotton

Production (tons)	19/20 Harvest Estimated	19/20 Harvest Realized	Change (%)	20/21 Harvest Estimated	Change (%)
Cotton	8,152	7,806	-4.2%	5,514	-29.4%

Cotton Productivity (Kg/ha)	18/19 Harvest Realized (A)	19/20 Harvest Estimated (B)	19/20 Harvest Realized (C)	Change C/A (%)	Change C/B (%)
Crop - Brazil	3,086	4,050	4,557	47.7%	12.5%

For the 2019/2020 harvest climatic conditions in Bahia were unfavorable during the planting season and therefore we reduced our cotton planting area by 15.0% in relation to the initial estimate. On 1Q21 we concluded the harvest year and productivity was 12.5% higher than estimated.

The Company decided not to increase its planted cotton area for the 2020/2021 harvest year, but remains attentive to the margin offered by the crop and is optimizing production efficiency.

Sugarcane

Sugarcane Harvest Year Result	2019 Harvest Realized (Apr/01 to Nov/30) (A)	2020 Harvest Estimated (Apr/01 to Nov/30) (B)	Change B/A (%)	2020 Harvest Realized (Apr/01 to Sep/30) (C)	Change C/B (%)
Tons harvested	2,171,920	2,214,468	2.0%	1,775,185	-19.8%
Hectares harvested	26,075	25,035	-4.0%	19,585	-21.8%
TCH - Harvest tons per hectares	83.30	88.45	6.2%	90.64	2.5%

We began harvesting sugarcane in April 2020. So far, 1.8 million tons of sugarcane have been harvested, registering a TCH (harvest tons per hectares) of 90.6.

Due to the very dry winter, we accumulated the highest levels of sugarcane in the Company's history, which resulted in a recovery in prices per ton produced. For the new harvest year, we estimate a record level of sugarcane crop. The harsh winter, as reported by the media, resulted in low air humidity and caused fires across different Brazilian regions. We had a specific fire incident at one of our units, which did not impact production in this harvest, but will impact sugarcane production for the next harvest.

Cattle Raising

Cattle Raising	19/20 Harvest Realized (A)	20/21 Harvest Estimated (B)	20/21 Harvest Realized (up to Sep/30) (C)	Change B/A (%)	Change C/B (%)
Hectares	13,721	9,636	8,832	-29.8%	-8.3%
Number of heads	15,064	15,461	10,246	2.6%	-33.7%
Meat production (kg)	2,484,983	1,907,907	258,484	-23.2%	-86.5%
Weight Gain per Day	0.49	0.62	0.52	26.3%	-15.8%
Weight Gain per hectare	181.11	198.00	29.27	9.3%	-85.2%

Cattle raising is a transitory activity for the Company, aimed at the transformation of the area. We have 10.3 thousand head of cattle in the Preferência Farm and in Paraguay, distributed in 8,832 hectares of already active pasture in Brazil and Paraguay.

In addition to the 8,832 hectares estimated for active pasture in 1Q21, the Company has 3,085 hectares of pasture at the Chaparral Farm, which are part of the area opening strategy, because the grasses increase the organic material level in the soil and reduce impacts that could cause lower productivity in new areas.

It is worth mentioning that the first four months of each harvest have a historically lower record of weight gain, due to rainfall patterns and supply of pastures.

Other

In order to improve the Company's results, mitigate operating risks and also as a real estate strategy, in 1Q21, we leased 22.2 thousand hectares to third parties in the state of Bahia and in Paraguay. The areas were leased to producers in the region, with lease agreements of up to 5 years and value of up to 18% of total production, with a minimum value of 5 bags of soybeans per hectare.

In addition, we have 5.1 thousand hectares of other crops, such as grasses cover crops and sorghum, in order to increase the organic matter and accelerate the maturation of the soil.



04 FINANCIAL PERFORMANCE

The consolidated financial statements were prepared and are being presented in accordance with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board.

EBITDA and Adjusted EBITDA

EBITDA is presented based on Net Income adjusted for interest, taxes, depreciation and amortization, pursuant to accounting standards.

Adjusted EBITDA was calculated by excluding biological assets in progress (sugarcane and grains planted) and adjusted for the harvest's derivative results and depreciation expenses, including depreciation of fixed assets of the farms, developed areas and permanent crops.

EBITDA (R$ thousand)	1Q21	1Q20	Change
Net Income	**75,654**	**40,576**	**86.5%**
Interest	(15,467)	(1,235)	1152.4%
Taxes	(3,094)	8,649	n.a.
Depreciations and amortizations	13,156	11,972	9.9%
Amortization adjustments - IFRS 16	16,550	-	n.a.
EBITDA	**86,799**	**59,962**	**44.8%**

Adjusted EBITDA (R$ thousand)	1Q21	1Q20	Change
Net Income	**75,654**	**40,576**	**86.5%**
Interest	(15,467)	(1,235)	1152.4%
Taxes	(3,094)	8,649	n.a.
Depreciations and Amortizations	13,156	11,972	9.9%
Amortization adjustments - IFRS 16	16,550	-	n.a.
Equity pick-up	44	40	10.0%
Other operating income/expenses, net	(1)	(1)	0.0%
Elimination of the effects of gains on biological assets (grains and sugarcane planted)	(8,103)	(5,411)	49.8%
Derivatives Results	(10,504)	2,849	n.a.
Adjusted EBITDA	**68,235**	**57,439**	**18.8%**

EBITDA and Adjusted EBITDA of Operations

EBITDA (R$ thousand)	1Q21	1Q20	Change
Net Income	**69,902**	**24,004**	**191.2%**
Interest	(15,467)	(1,235)	n.a.
Taxes	(3,094)	8,649	n.a.
Depreciations and amortizations	13,156	11,972	9.9%
Amortization adjustments - IFRS 16	16,550	-	n.a.
EBITDA	**81,047**	**43,390**	**86.8%**

Adjusted EBITDA (R$ thousand)	1Q21	1Q20	Change
Net Income	**69,902**	**24,004**	**191.2%**
Interest	(15,467)	(1,235)	n.a.
Taxes	(3,094)	8,649	n.a.
Depreciations and Amortizations	13,156	11,972	9.9%
Amortization adjustments - IFRS 16	16,550	0	n.a.
Equity pick-up	44	40	10.0%
Other operating income/expenses, net	(1)	(1)	0.0%
Elimination of the effects of gains on biological assets (grains and sugarcane planted)	(8,103)	(5,411)	49.8%
Derivatives Results	(10,504)	2,849	n.a.
Adjusted EBITDA	**62,483**	**40,867**	**52.9%**

Income Statement

NET REVENUE FROM SALES

Net Revenue (R$ thousand)	1Q21	1Q20	Change
Total	**229,003**	**184,980**	**23.8%**
Farms Sale	6,789	18,974	-64.2%
Soybean	66,590	51,966	28.1%
Corn	37,387	8,859	322.0%
Bean	6,152	-	n.a.
Cotton	1,629	5,226	-68.8%
Sugarcane	97,723	91,936	6.3%
Cattle Raising	13,426	5,980	124.5%
Leasing	(576)	2,039	n.a.
Others	(117)	-	n.a.

Net revenue from sales reached R$229.0 million in 1Q20, 23.8% higher in the annual comparison.

SALE OF FARMS

In 1Q21, we recorded R$8.4 million in sale of farms, referring to a sale with precedent conditions for delivery for the Jatobá Farm and as a variable consideration component. In the first case, 133.0 additional hectares are being accounted for only upon delivery. In order to represent the risk of revenue reversal, the Company did not record the 2.3% related to the amount previously announced for the sale of the Farm until the final measuring of the negotiated area has occurred. The variation in the amounts announced arising from possible changes in prices, due to differences between the estimated arable hectares and the actual arable hectares recorded in the final measuring, is remote but treated as a variable consideration component, as defined in paragraphs 50 and 51 of IFRS 15. According to the rule, the same impact is reflected in the book value of acquisition cost of the sold area.

Farm Sales (R$ thousand)	1Q21	1Q20	Change
Nominal Value of Sale	8,406	22,650	-62.9%
Present Value Adjustment	(1,617)	(3,676)	-56.0%
Revenue from Farms Sale	**6,789**	**18,974**	**-64.2%**
Sales Taxes	(248)	(693)	-64.2%
Selling Costs	(789)	(1,709)	-53.8%
Farm Sale Gain	**5,752**	**16,572**	**-65.3%**

SALE OF AGRICULTURAL PRODUCTS

Net Revenue (R$ thousand)	1Q21	1Q20	Change
Total	**222,214**	**166,006**	**33.9%**
Soybean	66,590	51,966	28.1%
Corn	37,387	8,859	322.0%
Beans	6,152	-	n.a.
Cotton	1,629	5,226	-68.8%
Sugarcane	97,723	91,936	6.3%
Cattle Raising	13,426	5,980	124.5%
Leasing	(576)	2,039	n.a.
Others	(117)	-	n.a.

Quantity sold (tons)	1Q21	1Q20	Change
Total	**1,086,095**	**1,065,721**	**1.9%**
Soybean	43,339	45,319	-4.4%
Corn	73,085	24,411	199.4%
Beans	975	-	n.a.
Cotton	279	2,685	-89.6%
Sugarcane	966,028	992,137	-2.6%
Cattle Raising	1,860	1,117	66.5%
Others	529	52	n.a.

Soybean revenue increased by R$14.6 million in 1Q21 compared to the same period last year, from R$52.0 million, from the sale of 45,300 tons at R$1,146.67 per ton, to R$66.0 million, from the sale of 43,300 tons at R$1,536.49 per ton.

Corn revenue in 1Q21 increased by R$28.5 million compared to the same period of the previous year, from R$8.9 million from the sale of 24,400 tons at R$362.91 per ton, to R$37.4 million, from the sale of 73,100 tons at R$511.56 per ton.

The volume of grain sold reflects the variation in the amount of hectares being produced and the maturity level of this area in each harvest year. In contrast, the prices practiced in each region impact revenue per ton, as they consider factors such as the distance for production outflow.

Cotton revenues in 1Q21 reduced by R$3.6 million compared to the same period in the previous year, from R$5.2 million, which refers to the sale of 2.7 thousand tons, to R$1.6 million, which refers to the sale of 279.0 tons. The values per ton are not comparable between periods due to the difference in the lint and seed sales mix. In 1Q20, 33.6% of volume sold referred to lint (average price of R$4.89/kg) and 66.4% of volume referred to seed (average price of R$0.47/kg). In 1Q21, 100.0% of volume sold referred to lint (average price of R$5.93/kg). The increase in the price of sold lint reflects the variation in exchange rates during the period.

Sugarcane revenue in 1Q21 increased by R$5.8 million compared to the same period of the previous year, from R$91.9 million from the sale of 992,100 tons at R$92.66 per ton, to R$97.7 million from the sale of 966,000 tons at R$101.16 per ton of sugarcane. The increase in per-ton sugarcane price was due to the higher price of the TRS (total recoverable sugar) of sugarcane sold. In the same period, there was an increase in the price of the TRS per ton of sugarcane harvested, which went from 0.671 R$/kg in 1Q20 to 0.683 R$/kg in 1Q21.

Cattle-raising revenue in 1Q21 increased by R$7.4 million compared to the same period of the previous year, from R$6.0 million from the sale of 3,348 head of cattle at R$5.35 per kilo, to R$13.4 million, which refers to the sale of 5,431 head of cattle at R$7.22 per kilo.

Leasing revenue refers to third-party leases of our farms. In 1Q21, the negative amount of R$576.0 thousand is due to tax accounting. Lease revenue was R$3.4 million, while taxes in the period totaled R$4.0 million. The lease contracts have a term of up to 5 years, with a price of up to 18% of production, and the minimum price is 5 soybean bags per hectare.

GAINS OR LOSSES OF AGRICULTURAL PRODUCTS AND BIOLOGICAL ASSETS

Biological Assets and Agricultural Products (R$ thousand)	Soybean	Corn (crop)	Corn (2nd crop)	Cotton	Sugarcane	Cattle Raising	Others	Gain / Loss 09/30/20
Gains and losses in agricultural products	684	2,011	10,797	5,533	20,583	2,918	(30)	42,496
Gains and losses in biological assets	-	-	(5,827)	(2,503)	16,433	-	-	8,103
Change in fair value of biological assets and agricultural products	**684**	**2,011**	**4,970**	**3,030**	**37,016**	**2,918**	**(30)**	**50,599**

Gains or losses of agricultural products

Gains or losses from the variation in the fair value of agricultural products are determined by the difference between their harvested volume at market value (net of selling expenses and taxes) and the production costs incurred (direct and indirect costs, leasing and depreciation).

Harvested agricultural products are measured at fair value at the time of harvest considering the market price of the area of each farm.

Agricultural Products	Soybean	Corn (crop)	Corn (2nd crop)	Cotton	Sugarcane	Cattle Raising	Others	Gain / Loss 09/30/20
Area (hectares)	-	903	8,933	1,713	11,668	8,832	-	32,049
Production (Tons or Meat Kgs)	-	6,021	49,116	7,806	1,062,692	258,484	-	1,384,119
Yield (Ton./ha) (Kg/Head)	-	-	-	-	-	10,246	-	10,246
Livestock - head of cattle	-	6.67	5.50	4.56	91.08	25.23	-	43.19
Production fair value (R$ thousand)	(617)	2,568	26,051	22,573	110,662	6,500	863	168,600
Production Cost (R$ thousand)	1,301	(557)	(15,254)	(17,040)	(90,079)	(3,582)	(893)	(126,104)
Gain and losses in agricultural products (R$ thousand)	**684**	**2,011**	**10,797**	**5,533**	**20,583**	**2,918**	**(30)**	**42,496**

The table below shows the results of the sugarcane harvest in the fiscal year, including gains (losses) in the value of agricultural products:

Period ended June 30, 2020	2019/2020 Harvest (Jul to Dec/2019)	2019/2020 Harvest (Jan to Jun/2020)	Total
Net Revenue	150,100	42,842	192,942
Cost of sales	(131,812)	(52,998)	(184,810)
Gain (loss) of agricultural products	51,683	9,579	61,262
Total	**69,971**	**(577)**	**69,394**
Produced Tons	1,568,704	712,493	2,281,197

Period ended September 30, 2020	2020/2021 Harvest (Jul to Sep/2020)	Total
Net Revenue	97,723	97,723
Cost of sales	(88,752)	(88,752)
Gain (loss) of agricultural products	37,016	37,016
Total	**45,987**	**45,987**
Produced Tons	1,062,692	1,062,692

Sugarcane Harvest Year	2019 Harvest (Jan to Dec/2019)	2020 Harvest (Jan to Sep/2020)	Change[1]
Net Revenue	195,463	140,565	-28.1%
Cost of sales	(176,640)	(141,750)	-19.8%
Gain (loss) of agricultural products	62,844	46,595	-25.9%
Total	**81,666**	**45,410**	**-44.4%**
Produced Tons	2,171,920	1,775,185	-18.3%

[1] 2020 Sugarcane Harvest started April/2020

brasilagro

By October 30, the harvest of the 2020 sugarcane crop in the Midwest region had been completed. We expect to conclude harvesting the estimated remaining volume at Fazenda São José by the end of December 2020.

Cattle raising activities corresponded to R$4.2 million, with a total of 258.5 thousand tons of meat produced. Sales volumes increased compared to 1Q20, due to good prices in the period. It is worth mentioning that the first four months of each harvest year have historically recorded lower gains in weight, mainly due to rainfall patterns and supply of pastures.

Cattle Raising (R$ thousand)	1Q21	1Q20	Change
Net Revenue	13,426	5,980	124.5%
Cost of sales	(12,101)	(6,203)	95.1%
Gain (loss) of agricultural products	2,918	(1,211)	-341.0%
Total	**4,243**	**(1,434)**	**n.a.**
Produced Kgs	258,484	491,831	-47.4%

Gains or losses of biological assets

Biological Assets	Corn (2nd crop)	Cotton	Sugarcane	Gain / Loss 09/30/20
Area (hectares)	-	-	24,508	24,508
Production (Tons)	-	-	2,022,121	2,022,121
Yield (Ton./ha)	-	-	82.51	82.51
Biological Assets (R$ thousand)	**(5,827)**	**(2,503)**	**16,433**	**8,103**

Biological assets correspond to agricultural products in formation (not yet harvested) measured at fair value. This value includes net present cash flow, considering the best estimates in relation to productivity, sales prices, selling expenses, direct and indirect costs and leasing.

The biological assets corresponding to ratoons of sugarcane represent the total area to be harvested from April 1 to November 30, 2020.

IMPAIRMENT, NET

A provision to adjust inventories at the net realized value of agricultural products is recorded when the value recorded in inventory is higher than the realization value. The realization value is the estimated sales price during the normal course of business less estimated selling expenses.

On September 30, 2020, the recognized amount corresponded to a gain of R$2.3 million, impacted by the price of commodities on the marking dates.

PRODUCTION COST

19/20 Harvest (%)	Soybean	Corn	Corn 2nd Crop	Beans	Cotton	Sugarcane	Cattle Raising
Variable costs	**74%**	**70%**	**100%**	**98%**	**91%**	**65%**	**43%**
Seeds	10%	17%	24%	12%	9%	0%	0%
Fertilizers	20%	25%	32%	12%	17%	10%	0%
Defensives	24%	11%	10%	41%	33%	5%	0%
Agricultural services	17%	14%	33%	29%	32%	41%	0%
Fuels and Lubricants	2%	2%	0%	4%	0%	8%	0%
Maintenance of machines and instruments	0%	0%	0%	0%	0%	0%	7%
Animal Feed	0%	0%	0%	0%	0%	0%	30%
Others	1%	0%	0%	0%	0%	0%	7%
Fixed costs	**26%**	**30%**	**0%**	**2%**	**9%**	**35%**	**57%**
Labor	6%	8%	0%	2%	2%	4%	32%
Depreciation and amortization	19%	22%	0%	0%	7%	25%	15%
Leasing	1%	1%	0%	0%	0%	0%	0%
Others	0%	0%	0%	0%	0%	6%	9%

(R$ / ha)	19/20 Harvest Estimated (A)	19/20 Harvest Realized[2] (B)	20/21 Harvest Estimated (C)	Change B/A (%)	Change C/B (%)
Soybean[1]	2,950	3,077	3,531	4.3%	14.8%
Corn[1]	2,366	2,894	3,972	22.3%	37.2%
Corn 2nd Crop	1,585	1,901	2,344	19.9%	23.3%
Beans	-	2,050	2,512	n.a.	22.5%
Beans 2nd Crop	-	-	1,500	n.a.	n.a.
Cotton	8,877	10,022	10,199	12.9%	1.8%
Sugarcane	5,726	5,894	6,661	2.9%	13.0%

(1) includes area opening amortization

(2) On the date of disclosure of this release corn and soybean harvests were closed, but 2nd crop corn, cotton and sugarcane information are forecasts that may change until

brasilagro

COST OF GOODS SOLD

(R$ thousand)	1Q21	1Q20	Change
Cost of Goods Sold	**(154,857)**	**(127,227)**	**21.7%**
Soybean	(43,363)	(47,125)	-8.0%
Corn	(21,764)	(7,649)	184.5%
Bean	(3,175)	-	n.a.
Cotton	(808)	(6,319)	-87.2%
Sugarcane	(69,638)	(59,573)	16.9%
Cattle Raising	(12,101)	(6,203)	95.1%
Leasing	(530)	(351)	51.0%
Others	(3,478)	(7)	49585.7%

(R$ thousand)	1Q21	1Q20	Change
Realization of the Fair Value of Biological Assets	**(52,683)**	**(31,580)**	**66.8%**
Soybean	(18,680)	16	n.a.
Corn	(13,884)	(982)	1313.8%
Cotton	(1,161)	380	n.a.
Sugarcane	(19,114)	(31,288)	-38.9%
Others	156	294	-46.9%

(R$ thousand)	1Q21	1Q20	Change
Total Cost of Goods Sold	**(207,540)**	**(158,807)**	**30.7%**
Soybean	(62,043)	(47,109)	31.7%
Corn	(35,648)	(8,631)	313.0%
Bean	(3,175)	-	n.a.
Cotton	(1,969)	(5,939)	-66.8%
Sugarcane	(88,752)	(90,861)	-2.3%
Cattle Raising	(12,101)	(6,203)	95.1%
Leasing	(530)	(351)	51.0%
Others	(3,322)	287	n.a.

Due to adjustments to the fair value of agricultural products, year-over-year changes in unit costs are directly linked to the market price of commodities at

the time of harvest for the calculation of Total COGS. The comments on each crop below exclude the effect of biological assets appropriated at cost.

Soybean COGS decreased by R$3.8 million in 1Q21 compared to the previous year, from R$47.1 million, from the sale of 45,300 tons at R$1,039.85 per ton, to R$43.4 million, from the sale of 43,300 tons at R$1,000.55 per ton. Cost is impacted by variations in volumes sold, fertilizer prices (which is impacted by freight costs and exchange rates) and the sale of farms, which decrease the annual cultivation in mature areas and, consequently, reduce average productivity per hectare in the period.

Corn COGS increased by R$14.1 million in 1Q21 compared to the previous year, from R$7.6 million, from the sale of 8,600 tons at R$313.34 per ton, to R$21.8 million, from the sale of 35,700 tons at R$297.79 per ton. The decrease in corn cost was due to the higher volume sold and the consequent dilution of fixed cost.

Cotton COGS in 1Q21 reduced by R$5.5 million compared to the same period in the previous year, from R$6.3 million, which refers to the sale of 2.7 thousand tons, to R$808.0 thousand, which refers to the sale of 279.0 tons. The values per ton are not comparable between periods due to the difference in the lint and seed sales mix. In 1Q20, 33.6% of volume sold referred to lint (average price of R$6.13/kg) and 66.4% of volume referred to seed (average price of R$0.45/kg). In 1Q21, 100.0% of volume sold referred to lint (average price of R$2.89/kg). Cotton COGS will undergo significant changes until the processing of the harvested cotton is finished.

Sugarcane COGS increased by R$10.1 million in 1Q21 versus the previous year, from R$59.6 million, from the sale of 992,100 tons at R$60.05 per ton, to R$69.6 million, from the sale of 966,000 tons at R$72.09 per ton of sugarcane. The increase in cost per ton is mainly due to the impact of the adoption of IFRS 16.

Cattle-raising COGS increased R$5.9 million in 1Q21 over 1Q19, from R$6.2 million, related to the sale of 3,348 head of cattle at R$1,900 per head, to R$12.1 million related to the sale of 5,431 head of cattle at R$2,300 per head.

SELLING EXPENSES

(R$ thousand)	1Q21	1Q20	Change
Selling expenses	**(5,438)**	**(3,873)**	**40.4%**
Freight	(2,079)	(1,360)	52.9%
Storage and Processing	(3,499)	(2,489)	40.6%
Fees	(5)	-	n.a.
Provision for doubtful accounts	163	-	n.a.
Others	(18)	(24)	-25.0%

In 1Q21, we recorded R$5.4 million in selling expenses. The increase of R$1.5 million over 1Q20 reflects higher volumes of agricultural products sold.

GENERAL AND ADMINISTRATIVE EXPENSES

(R$ thousand)	1Q21	1Q20	Change
General and Administrative Expenses	**(7,906)**	**(9,186)**	**-13.9%**
Depreciation and Amortization	(369)	(324)	13.9%
Personnel expenses	(4,570)	(6,018)	-24.1%
Expenses with services providers	(1,342)	(1,098)	22.2%
Leases and Rents	(15)	(89)	-83.1%
Impostos e taxas	(699)	(867)	-19.4%
Despesas com Viagens	(53)	(175)	-69.7%
Despesas com softwares	(305)	(276)	10.5%
Others expenses	(553)	(339)	63.1%

In 1Q20, general and administrative expenses decreased by 13.9% compared to the same period of the previous year, from R$9.2 million to R$7.9 million. The decrease in Personnel Expenses is due to the payment of the Long-Term Stock Option Incentive Plan in the previous period.

Other expenses include costs regarding telephony services, building maintenance, registry, insurances, shares listing and others.

OTHER OPERATING INCOME / EXPENSES

(R$ thousand)	1Q21	1Q20	Change
Other operating income/expenses	**(2,813)**	**446**	**n.a.**
Gain/Loss on sale of fixed assets	(231)	585	n.a.
Provisions for lawsuits	(50)	88	n.a.
Subscription bonus	(2,077)	-	n.a.
Others	(455)	(227)	100.4%

In 1Q21, we had an impact on other operating income and expenses mainly due to the variation in the value of subscription warrants issued within the context of the Agrifirma merger.

It is worth noting that, within the scope of the transaction, the subscription warrants serve as collateral for the 2-year lockup period, taking into

consideration the particularities of one of Agrifirma's shareholders, and are not a premium or advantage for any new shareholder.

FINANCIAL RESULT

(R$ thousand)	1Q21	1Q20	Change
Total	**15,467**	**1,235**	**n.a.**
Interest (i)	(6,664)	(4,723)	41.1%
Exchange vartiation (ii)	(3,320)	1,415	n.a.
Present value adjustment (iii)	80,105	5,759	n.a.
Derivative operations results (iv)	(54,949)	(2,743)	n.a.
Other financial income / expenses (v)	478	1,527	-68.7%

The consolidated financial result is composed of: (i) interest on financing; (ii) exchange variation on the offshore account; (iii) the present value of sales receivables from the Araucária, Alto Taquari and Jatobá farms, fixed in soybean bags, and the leasing of sugarcane areas; (iv) the result from hedge operations; and (v) bank fees and expenses and income from cash investments and cash equivalents.

The restatement of fair value, in the amount of R$80.1 million in 1Q21, shows the variation in the amount to be received due to the sales of the Araucária, Jatobá and Alto Taquari farms, fixed in soybean bags, and the variation of Consecana's price in the lease of the Parceria IV farm.

The derivatives result reflects the commodities hedge operations result of commodities and dollar FX operations, aiming to reduce the volatility of the Company's exposure, since our revenues, inventories, biological assets and farm receivables have a positive correlation with commodities prices and the U.S. dollar. In 1Q21, the derivatives result was a negative R$55.0 million, of which a negative R$10.0 million was for currency operations and R$45.0 million for commodity operations. In 1Q20, the derivatives result was a negative R$2.7 million, of which a negative R$7.8 million was for currency operations and R$5.1 million for commodity operations.

The Company's cash position went from an average cash of R$102.2 million in 1Q20 to R$149.3 million in 1Q21.

DERIVATIVE OPERATIONS

Our risk policy primarily aims to hedge the Company's cash flow. In this context, we are concerned not only with the main components of our revenue, but also the main components of our production costs. In this way, we monitor on a daily basis: a) the international prices of the main agricultural commodities produced by the Company, usually determined in US dollars; b) the basic premium, which

is the difference between the international price and the domestic price of the commodities; c) the exchange rate and d) the prices of the main items capable of significantly impacting the formation of the cost of freight, fertilizers and chemicals.

The points analyzed when deciding on the price and margin hedging strategy and tools are listed below:

- Estimated gross margin based on the current price environment.
- Standard deviation from the estimated gross margin for different pricing strategy scenarios.
- Analysis of the estimated gross margin in stress scenarios for different hedge strategies.
- Comparison between current estimates and the Company's budget.
- Comparison of the estimated gross margin and the historical average.
- Market expectations and trends.
- Tax aspects.

HEDGE POSITION ON OCTOBER 30, 2020

Harvest	Soybean			FX		
	Volume	% of hedge[1]	Price (USD/bu)	Volume (thousand)	% of hedge[2]	BRL/USD
20/21	102,818 ton	66.73%	9.33	USD 33,592	73.20%	5.23

(1) % of the volume of soybean locked in tons.

(2) % of estimated revenue in USD.

Balance Sheet

DISTRIBUTION OF DIVIDENDS

On October 16, the Company's shareholders approved at the Annual Shareholders' Meeting the distribution of dividends in the amount of R$42.0 million. The payment of dividends will be made as of November 12, and the Company's shares will be traded "ex" dividends from October 19, 2020.

NET ASSET VALUE – NAV

(R$ thousand)	September 30, 2020	
	Book	NAV
BrasilAgro's Equity	**1,204,532**	**1,204,532**
Properties appraisal[1]		1,746,668
(-) Balance Sheet - Land Value (Investment Properties)		(872,230)
NAV - Net Asset Value	**1,204,532**	**2,078,970**
Number of Shares Outstanding	62,104	62,104
NAV per share	**19.40**	**33.48**

(1) According to our Internal Appraisal, net of taxes

CASH AND CASH EQUIVALENTS

Cash and Cash equivalents (R$ thousand)	09/30/2020	06/30/2020	Change
Cash and Cash equivalents	**224,169**	**171,045**	**31.1%**
Cash and Banks	51,842	29,950	73.1%
Repurchase agreements	-	15,446	-100.0%
Bank deposit certificates	172,327	125,649	37.1%
Restricted Marketable securities	**5,069**	**5,044**	**0.5%**
Banco do Nordeste (loan guarantees)	5,069	5,044	0.5%
Total	**229,238**	**176,089**	**30.2%**

CLIENTS

(R$ thousand)	09/30/2020	06/30/2020	Change
Sugarcane Sales	51,910	30,031	72.9%
Grains Sales	31,532	36,777	-14.3%
Cattle Raising Sales	127	636	-80.0%
Leases and Rents	5,280	4,868	8.5%
Machinery Sales	913	918	-0.5%
Farm Sales	92,492	73,678	25.5%
	182,254	**146,908**	**24.1%**
Provision for doubtful accounts	(1,216)	(1,216)	0.0%
Current total	**181,038**	**145,692**	**24.3%**
Machinery Sales	167	333	-49.8%
Farm Sales	307,915	240,074	28.3%
Non-current total	**308,082**	**240,407**	**28.2%**

INVENTORIES

(R$ thousand)	09/30/2020	06/30/2020	Change
Soybean	8,606	68,975	-87.5%
Corn	30,959	37,223	-16.8%
Bean	673	3,279	-79.5%
Cotton	23,766	3,500	579.0%
Livestock	29,529	34,483	-14.4%
Other crops	1,021	340	200.3%
Agricultural Products	**94,554**	**147,800**	**-36.0%**
Supplies	62,222	25,461	144.4%
Total	**156,776**	**173,261**	**-9.5%**

The Company ended 1Q21 with an inventory of 6.4 thousand tons of soybean, 61.1 thousand tons of corn, 7.6 thousand tons of cotton, 600 tons of bean and 10.2 thousand head of cattle. At the end of 1Q20, our inventory consisted of 13.5 thousand tons of soy, 45.8 thousand tons of corn, 2.1 thousand tons of cotton and 19.0 thousand heads of cattle.

Cattle biological assets are measured at fair value and controlled in accordance with two methodologies: 12 to 15-month calves and steers (heifers) are controlled and valued by head, while older animals are controlled by weight.

Inventories - Cattle Raising	Total Heads	Value (R$ thousand)
In June 30, 2020	**15,064**	**34,483**
Aquisition, Birth | Aquisition Expenses	649	1,138
Handling Expenses	-	3,582
Sales	(5,431)	(12,613)
Deaths	(36)	(83)
Exchange variation	-	104
Fair value variation	-	2,918
In September 30, 2020	**10,246**	**29,529**

INDEBTEDNESS

(R$ thousand)	09/30/2020	06/30/2020	Change
Financing for Agricultural Funding	175,543	169,431	3.6%
Financing for Agricultural Funding (USD)	8,732	8,360	4.4%
Financing for Agricultural Funding (Guarani)	27,234	27,689	-1.6%
Financing of Projeto Bahia	10,113	10,254	-1.4%
Financing of Working Capital	77,016	77,516	-0.6%
Machinery and Equipment Financing	-	230	n.a.
Sugarcane Financing	57,701	73,290	-21.3%
Debentures	98,898	147,343	-32.9%
Total	**455,237**	**514,113**	**-11.5%**
Short Term (1 year)	**208,061**	**217,274**	**-4.2%**
2 years	198,766	198,793	0.0%
3 years	24,079	51,670	-53.4%
4 years	3,406	22,098	-84.6%
5 years	6,089	8,269	-26.4%
After 5 years	14,836	16,009	-7.3%
Long term	**247,176**	**296,839**	**-16.7%**

On September 30, 2020, and June 30, 2020, the balance of loans and financing was R$455.2 million and R$514.1 million, respectively. The payment of interest and principal totaled R$73.2 million in 1Q21.

During the period, R$7.9 million were also disbursed to finance the cost of sugarcane, grains and cotton operations.

The average cost of debt is 4.6% p.a., with an average maturity of 1.2 years.

FINANCE LEASES - IFRS 16

With the adoption of IFRS 16, the Company opted for the modified retrospective method, considering the value of the right of use of the asset measured at the amount equivalent to the lease liability, calculated at present value based on the lessee's incremental borrowing rate on the transition date, classified as financial leases.

Therefore, the value of the right of use Asset and its equivalent value in the lease Liability are now calculated at present value. Asset values, after being marked to market, will be monthly recognized in the cost of production account, according to the respective fraction of each contract, and also updated by the variation of the soybean or sugarcane bag in Reais.

Currently, the Company's main contracts subject to IFRS 16 refer to agricultural partnership and land lease operations, in addition to other less relevant contracts related to vehicle, property and machinery leases.

Liabilities will be recognized whenever there is an effective lease payment, in addition to periodic updating by the variation of the soybean or sugarcane bag and adjustment to present value. The impacts of the adjustment to present value will be recognized in the Financial Result.

For more information, please see the Notes in the Interim Financial Information.

(R$ thousand)	Nature	09/30/2020	06/30/2020	Change
Short Term				
Sugarcane Finance Leasing	Partnership III	-	287	-100.0%
Operating Leases	-	29,482	25,562	15.3%
		29,482	25,849	14.1%
Long Term				
Sugarcane Finance Leasing	Partnership IV	42,613	34,011	25.3%
Operating Leases	-	94,883	92,503	2.6%
		137,496	126,514	0
Total		**166,978**	**152,363**	**9.6%**

(R$ thousand)	06/30/2020	Exchange Variation	Updates	Payment	New contracts	09/30/2020	Change
Sugarcane Finance Leasing - Partnership III	287	-	-	(287)	-	-	n.a.
Sugarcane Finance Leasing - Partnership IV	34,011	-	8,602	-	-	42,613	-20.2%
Operating Leases	-	-	-	-	-	-	n.a.
Operating Leases - IFRS 16	118,065	(24)	4,098	(504)	2,730	124,365	-5.1%
Total	**152,363**	**(24)**	**12,700**	**(791)**	**2,730**	**166,978**	**-8.8%**

PROPERTIES FOR INVESTMENT

The fundamental pillars of the Company's business strategy are the acquisition, development, exploration and sale of rural properties suitable for agricultural activities. The Company acquires rural properties with significant potential for generating value, subsequently transforming the assets and carrying out profitable agricultural activities on them.

Once we acquire our rural properties, we begin to implement high-value added crops and transform these rural properties by investing in infrastructure and technology. In line with our strategy, when we deem a rural property has reached its optimal return, we sell it to capture the capital gains.

The rural properties acquired by the Company are booked at their acquisition cost, which does not exceed their realized net value, and are recognized under "Non-Current Assets".

Properties for investment are evaluated at their historical cost, plus investments in buildings, improvements and the clearing of new areas, less accrued depreciation, in accordance with the same criteria detailed for fixed assets.

(R$ thousand)	Acquisition value	Buildings and improvements	Area Opening	Construction in progress	Investment Properties
Initial Balance	686,051	56,995	104,533	10,682	858,261
In June 30, 2020					
Acquisitions	-	3	-	9,763	9,766
Reductions	(341)	-	(556)	-	(897)
(-) Depreciation/ Amortization	-	(730)	(2,106)	-	(2,836)
Cumulative Translation Adjustment	5,723	426	1,614	173	7,936
In September 30, 2020	**691,433**	**56,694**	**103,485**	**20,618**	**872,230**

DEPRECIATION – AREA OPENING

(R$ thousand)	1Q21	1Q20	Change
Maintenance	(972)	(496)	96.0%
Opening	(1,134)	(1,217)	-6.8%
Total	**(2,106)**	**(1,713)**	**22.9%**

CAPEX – PROPERTY, PLANT AND EQUIPMENT

(R$ thousand)	Buildings and improvements	Equipments and facilities	Machinery	Furniture and untensils	Construction in progress	Sugarcane	Property, Plant and Equipment
Initial Balance	172	13,412	18,334	2,442	-	81,565	115,925
In June 30, 2020							
Acquisitions	-	790	5,464	563	276	808	7,901
Reductions	-	(292)	(2,825)	-	-	-	(3,117)
Transfers	-	276	-	-	(276)	-	-
(-) Depreciation / Amortization	(12)	(988)	(1,142)	(627)	-	(10,874)	(13,643)
Cumulative Translation Adjustment	-	2	77	9	-	-	88
In September 30, 2020	**160**	**13,200**	**19,908**	**2,387**	**-**	**71,499**	**107,154**

05 CAPITAL MARKETS

The Company was the first agricultural production company to list its shares on the Novo Mercado segment of B3 (São Paulo Stock Exchange) and was also the first Brazilian agribusiness company to list its ADRs (American Depositary Receipts) on the NYSE (New York Stock Exchange).

Share performance

On November 4, 2020, BrasilAgro's shares (AGRO3) were traded at R$21.81, resulting in a market cap of R$1.4 billion, while its ADRs (LND) were traded at US$3.80.


AGRO3 x Ibovespa
(base 100 = 06/30/2019)
115
110
105
100
95
90
Jun-20
Jul-20
Jul-20
Aug-20
Aug-20
Sep-20
Sep-20
AGRO3
Ibovespa

HIGHLIGHTS - AGRO3	1Q21	1Q20
Average Daily Traded Volume (R$)	3,602,293	1,710,424
Maximum (R$ per share)	21.82	16.58
Mininum (R$ per share)	19.00	14.74
Average (R$ per share)	20.63	15.60
Closing Quote (R$ per share)	21.01	16.35
Variation in the period (%)	3.53%	7.23%

brasilagro

Disclaimer

The statements contained in this document related to the prospects for BrasilAgro's businesses, projected operating and financial results and growth are merely projections, and, as such, are based exclusively on management's expectations. These expectations depend materially on market conditions, the performance of the Brazilian economy, the industry and international markets, and are therefore subject to change without prior notice.

06 WEIGHTS AND MEASURES USED IN AGRICULTURE

Weights and Measures used in Agriculture		
1 ton	1,000 kg	
1 Kilo	2.20462 pounds	
1 pound	0.45359 kg	
1 acre	0.1840 bushel	
1 hectare (ha)	2.47105 acres	
1 hectare (ha)	10,000 m2	
1 bushel	5.4363 acres	

Soybean		
1 bushel of soybean	60 pounds	27.2155 kg
1 bags of soybean	60 kg	2.20462 bushels
1 bushel/acre	67.25 kg/ha	
1.00 US$/bushel	2.3621 US$/bag	

Corn		
1 bushel of corn	56 pounds	25.4012 kg
1 bags of corn	60 kg	2.36210 bushels
1 bushel/acre	62.77 kg/ha	
1.00 US$/bushel	2.3621 US$/bag	

Cattle		
1 arroba	~33.1 pounds	15 Kg
1 arroba (including carcass)	~66.2 pounds	30 Kg

07 INCOME STATEMENT

(R$ thousand)	1Q21	1Q20	Change
Revenues from Farm Sales	6,789	18,974	-64%
Revenues from grains	113,158	61,744	83%
Revenues from cotton	1,656	5,260	-69%
Revenues from sugarcane	97,726	91,937	6%
Revenues from cattle raising	13,910	6,263	122%
Revenues from farm leasing	3,571	2,603	37%
Other revenues	(732)	137	n.a.
Deductions from gross revenue	(7,075)	(1,938)	265%
Net Sales Revenue	**229,003**	**184,980**	**24%**
Change in fair value of biological assets and agricultural products	50,599	38,218	32%
Impairment	2,269	(1,345)	n.a.
Net Revenue	**281,871**	**221,853**	**27%**
Cost of Farm Sale	(1,037)	(2,402)	-57%
Cost of agricultural products sale	(207,539)	(158,808)	31%
Gross Profit	**73,295**	**60,643**	**21%**
Selling Expenses	**(5,437)**	**(3,873)**	**40%**
General and Administrative Expenses	**(7,908)**	**(9,186)**	**-14%**
Depreciation and Amortization	(369)	(324)	14%
Personnel expenses	(4,571)	(6,018)	-24%
Expenses with services providers	(1,342)	(1,098)	22%
Leases and Rents	(15)	(89)	-83%
Others expenses	(1,611)	(1,657)	-3%
Other operating income/expenses, net	**(2,813)**	**446**	**n.a.**
Equity pick up	**(44)**	**(40)**	**10%**
Financial result	**15,467**	**1,235**	**n.a.**
Financial income	187,273	71,605	162%
Interest on Financial Investments	995	1,757	-43%
Interest on assets	62	156	-60%
Foreign exchange variations	3,819	2,795	37%
Income from leasings' present value adjustment	2,895	834	247%
Income from receivables from farm sales' present value adjustment	103,979	39,775	161%
Realized results with derivatives	39,678	4,812	n.a.
Unrealized results with derivatives	35,845	21,476	67%
Financial expenses	(171,806)	(70,370)	144%
Interest expenses	(327)	(83)	294%
Bank charges	(190)	(147)	29%
Interest on liabilities	(6,726)	(4,879)	38%
Monetary variations	(183)	-	n.a.
Foreign exchange variations	(7,139)	(1,380)	417%
Expense from leasings' present value adjustment	(14,818)	(5,293)	180%
Expense from receivables from farm sales' present value adjustment	(11,951)	(29,557)	-60%
Realized results with derivatives	(50,182)	(4,706)	n.a.
Unrealized results with derivatives	(80,290)	(24,325)	230%
Profit (loss) before income and social contribution taxes	**72,560**	**49,225**	**47%**
Income and social contribution taxes	3,094	(8,649)	n.a.
Profit (loss) for the period	**75,654**	**40,576**	**86%**
Outstanding shares at the end of the period	62,104,301	56,888,916	**9%**
Basic earnings (loss) per share - R$	**1.22**	**0.71**	**71%**

brasilagro

08 BALANCE SHEET - ASSETS

Assets (R$ thousand)	09/30/2020	06/30/2020	Change
Current assets			
Cash and Cash equivalents	224,169	171,045	31%
Derivative financial instruments	6,728	7,180	-6%
Trade accounts receivable	205,714	183,350	12%
Inventories	127,247	138,778	-8%
Biologial assets	97,515	115,553	-16%
Transactions with related parties	916	701	31%
Long term assets held for sale	-	25,857	n.a.
	662,289	642,464	3.1%
Non-current assets			
Biological assets	22,939	25,444	-10%
Marketable securities	5,069	5,044	0%
Derivative financial instruments	760	1,746	-56%
Diferred taxes	36,846	23,282	58%
Accounts receivable and other credits	336,173	262,387	28%
Investment properties	872,230	858,261	2%
Transactions with related parties	1,519	1,511	1%
Investments	5,745	5,742	n.a.
Property, plant and equipment	107,154	115,925	-8%
Intangible assets	1,454	1,469	-1%
Using rights	89,501	101,093	-11%
	1,479,390	1,401,904	5.5%
Total assets	2,141,679	2,044,368	4.8%

09 BALANCE SHEET - LIABILITIES

Liabilities (R$ thousand)	09/30/2020	06/30/2020	Change
Current liabilities			
Trade accounts payable and other obligations	113,898	111,170	2%
Loans, financing and debentures	208,061	217,274	-4%
Labor obligations	15,577	19,600	-21%
Derivative financial instruments	53,494	18,333	192%
Other liabilities	6,471	5,017	29%
Transactions with related parties	2,881	2,849	1%
Lease liabilities	29,482	25,849	14%
	429,864	400,092	7.4%
Non-current liabilities			
Trade accounts payable and other obligations	32,698	28,002	17%
Loans, financing and debentures	247,176	296,839	-17%
Diferred taxes	39,194	34,031	15%
Lease liabilities	137,496	126,514	9%
Derivative financial instruments	9,291	1,462	n.a.
Provision for legal claims	1,535	1,485	3%
Other liabilities	39,893	34,374	16%
	507,283	522,707	-3.0%
Total liabilities	937,147	922,799	1.6%
Equity			
Share Capital	699,811	699,811	0%
Capital reserves	(34,292)	(34,292)	0%
Treasury shares	(31,501)	(31,501)	0%
Profits reserves	358,606	358,606	0%
Proposed additional dividends	13,606	13,606	n.a.
Comprehensive Income	122,648	115,339	6%
Accumulated profit	75,654	-	n.a.
Total equity	1,204,532	1,121,569	7.4%
Total liabilities and equity	2,141,679	2,044,368	4.8%

10 CASH FLOW

(R$ thousand)	1Q21	1Q20	Change
CASH FLOW OF OPERATING ACTIVITIES			
Profit (loss) for the period	75,654	40,576	86%
Adjustments to reconcile net income			
Depreciation and amortization	29,706	11,972	148%
Farm Sales Gain	(5,752)	(16,572)	-65%
Residual value of fixed and intangible assets	3,117	245	1172%
Written-off in investment properties	108	487	-78%
Equity Pickup	44	40	10%
Gain unrealized results with derivatives (Net)	44,445	2,849	1460%
Exchange rate, monetary and financial charges (Net)	21,422	6,077	253%
Adjustment to present value for receivables from sale of farms, machinery and financial leasings	(89,951)	(10,202)	n.a.
Share based Incentive Plan ("ILPA")	-	1,510	-100%
Income and social contribution taxes	(8,401)	3,688	n.a.
Fair value of biological assets and agricultural products and depletion of harvest	(50,599)	(38,218)	32%
Provision (Reversal) of impairment of agricultural products after harvest	(2,269)	1,345	n.a.
Allowance for doubtful accounts	(163)	-	n.a.
Provisions for lawsuits	50	(89)	n.a.
	17,411	**3,708**	**370%**
Changes in the Short Term Operating Capital			
Trade accounts receivable	19,544	9,696	102%
Inventories	13,531	4,643	191%
Biological Assets	72,535	56,604	28%
Recoverable Taxes	(3,917)	(3,451)	14%
Derivative Transactions	(168)	685	n.a.
Other assets	11,227	(9,012)	n.a.
Suppliers	176	661	-73%
Related parties	(235)	(163)	44%
Taxes payable	4,293	7,472	-43%
Income tax and social contribution	-	(4,458)	n.a.
Labor obligations	(4,045)	(6,584)	-39%
Advance from customers	1,625	(3,915)	n.a.
Lease liabilities	(62)	(7,531)	-99%
Other obligations	(2,284)	(34)	6618%
Net Cash generated by (used in) operating activities	**129,631**	**48,321**	**168%**
CASH FLOW OF INVESTMENT ACTIVITIES			
Additions to immobilized and intangible	(8,009)	(6,975)	15%
Additions to property for investments	(9,766)	(3,734)	162%
Redemption of (investment in) marketable securities	1,061	353	200%
Reduction (increase) of Investment and Participation	-	(2,087)	n.a.
Cash from business combination	-	24	-100%
Receivables from farm sale	5,500	2,698	104%
Net Cash generated by (used in) investment activities	**(11,214)**	**(9,721)**	**15%**
CASH FLOW OF FINANCING ACTIVITIES			
Raising of Loans and financing	7,856	12,622	-38%
Interest from Loans and Financing	(10,754)	(14,931)	-28%
Payment of loans and financing	(62,458)	(31,906)	96%
Generated (provided) net cash by financing activities	**(65,356)**	**(34,215)**	**91%**
Increase (decrease) in cash and cash equivalents	**53,061**	**4,385**	**n.a.**
FX Variation in cash and cash equivalents	**63**	**1,449**	**-96%**
Cash and cash equivalents initial balance	171,045	106,627	60%
Cash and cash equivalents final balance	224,169	112,461	99%
	53,124	**5,834**	**n.a.**

brasilagro